                                                                  Exhibit 12 (a)
                              J. C. Penney Company, Inc.
                            and Consolidated Subsidiaries

         Computation of Ratios of Available Income to Combined Fixed Charges
                       and Preferred Stock Dividend Requirement






                                                52 weeks              53 weeks
                                                  ended                 ended
                                                Oct. 30,              Oct. 31,
     ($ Millions)                                 1999                  1998
                                                ________              ________

     Income from continuing operations          $    827              $    963
        (before income taxes, before
        capitalized interest, but after
        preferred stock dividend)

     Fixed charges

     Interest (including capitalized
     interest) on:

        Operating leases                             225                   180
        Short term debt                              133                   106
        Long term debt                               551                   555
        Capital leases                                 2                     6
        Credit facility                               -                     -
        Other, net                                    (3)                   -
                                                _________             ________
     Total fixed charges                             908                   847

     Preferred stock dividend, before taxes           36                    38

     Combined fixed charges and preferred       _________             ________
        stock dividend requirement                   944                   885

     Total available income                     $  1,771              $  1,848
                                                ========              ========
     Ratio of available income to combined
        fixed charges and preferred stock
        dividend requirement                         1.9                   2.1
                                                ========              ========



     The interest cost of the LESOP notes guaranteed by the Company is not included in fixed charges above.

     The Company believes that, due to the seasonal nature of its business, ratios for a period of time other than a 52 week period are inappropriate.